Exhibit 99.1

NewsRelease

Government of Canada Approves $1.3 Billion
NGTL System Expansion Project

New Pipelines and Facilities Designed to Increase NGTL System Capacity
CALGARY, Alberta - October 31, 2016 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that the Government of Canada has approved the company’s $1.3 billion 2017 NGTL System Expansion Project, which will provide important additional capacity to meet the needs of natural gas shippers.

The expansion project includes five new pipeline sections totaling 230 kilometres and the addition of two compression facilities. The first facilities are expected to be ready for service in the second quarter of 2017, with the entire project expected to be completed by the second quarter of 2018.

“TransCanada’s natural gas system has played a key role transporting growing natural gas supplies from the Western Canadian Sedimentary Basin (WCSB) to premium markets across North America, providing significant benefits for our customers, consumers, communities and governments for more than 65 years,” said Russ Girling, TransCanada’s president and chief executive officer. “Expansion of the NGTL System is an important part of TransCanada's industry-leading $25-billion near-term capital program.”

The project will require the purchase of $1.2 billion in Canadian goods and services, including approximately $800 million in labour income during construction.

TransCanada has engaged in extensive consultation with Indigenous communities, working with 55 communities in the project area. TransCanada will continue to engage Indigenous communities and landowners throughout the life cycle of the project.

Today the NGTL System gathers approximately 75 per cent of WCSB production. It provides shippers with significant options to transport WCSB natural gas to growing markets in North America. So far in 2016, NGTL’s average transported volume is approximately 11.3 billion cubic feet per day (Bcf/d), compared to the 2015 average of 11 Bcf/d.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 90,300 kilometres (56,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 664 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in over 10,500 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends over 4,300 kilometres (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.
FORWARD LOOKING INFORMATION

Exhibit 99.1

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Second Quarter Report to Shareholders dated July 27, 2016 and 2015 Annual Report on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Shawn Howard / Mark Cooper
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522